SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

Public Traded Company

Centrais Elétricas Brasileiras S/A ("Company" or "Eletrobras"), hereby informs its shareholders and the market in general that, on July 22, 2016, Centrales Hidrelectricas de Centroamerica (hereinafter "CHC"), in which Eletrobras holds 50% of its share capital, sold all the shares of its wholly owned subsidiary Centrales Hidrelectricas de Nicaragua (hereinafter "CHN" ), which holds the concession of the hidrelectrico project Tumarin, located in Nicaragua, with installed capacity of 253 MW ("project"), by the total amount of US$ 44.2 million ("Price").

The sale was made to the Empresa Nicaraguense de Eletricidad - ENEL, a Nicaraguan state-owned energy company and the Distribuidora de Electricidad del Norte S.A. - Disnorte, which will be the buyer of the electric energy to be generated, which will enable the continuation of the project.

Considering that, the project was the only one developed by CHC through the wholly owned subsidiary CHN, which was sold, steps will also be adopted to end the participation of Eletrobras in CHC.

The Eletrobras investment in CHC, registered in financial statements for the first quarter of 2016 was R$ 87,8 million, and there, however, provision for losses on investment in the same amount invested.

Rio de Janeiro, July 25, 2016.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2016
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.